May 17, 2012

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Government of Newfoundland and Labrador, Financial Services Regulation Division
Prince Edward Island Securities Office

De Visser Gray LLP
Suite 401 – 905 West Pender Street
Vancouver, BC  V6C 1L6

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street
Vancouver, BC  V6C 2V6

Dear Sirs:

Re:    Rubicon Minerals Corporation (the Company)
           Notice of Change of Auditor Pursuant to National Instrument 51-102

We have read the statements made by the Company in its Notice of Change of Auditor dated May 7, 2012 (the Notice), which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements set out in the Notice, though we advise that we have no basis to agree or disagree with the comments in the Notice relating to De Visser Gray LLP, Chartered Accountants.

Yours very truly,

(signed) PricewaterhosueCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.